

July 17, 2013

Via E-mail
James Salem
Executive Vice-President and Treasurer
Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario Canada M5J 2J5

> **Re:** **Royal Bank of Canada**
> **Registration Statement on Form F-3**
> **Filed July 10, 2013**
> **File No. 333-189888**

Dear Mr. Salem:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

1. Please confirm that, with respect to your structured note offerings, you will comply with the comments contained in the following letters in your future prospectus supplements:

   - Sample letter sent to financial institutions regarding their structured note offerings disclosure in their prospectus supplements and Exchange Act reports, which is available at: http://www.sec.gov/divisions/corpfin/guidance/structurednote0412.htm

   - Letter sent to certain financial institutions by the Office of Capital Markets Trends on February 21, 2013, which can be located by searching "Office of Capital Markets Trends" at the following link: http://searchwww.sec.gov/EDGARFSClient/jsp/EDGAR_MainAccess.jsp

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

James Salem
Royal Bank of Canada
July 17, 2013
Page 2

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ramin Olson at (202) 551-3331 or Michael Seaman at (202) 551-3366 with any questions you may have.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director